Mail Stop 3561

October 31, 2007

Mr. William Erfurth
Chief Executive Officer
Modern City Entertainment, Inc.
8551 Sunrise Boulevard, Suite 210
Fort Lauderdale, FL 33322

> **Re:** **Modern City Entertainment, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended**
> **March 31, 2006**
> **Filed July 9, 2007**
> **File No. 000-50468**

Dear Mr. Erfurth,

We issued comments to you on the above captioned filings on July 13, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 15, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 15, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

   Please contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

   Sincerely,

   Tia Jenkins
   Senior Assistant Chief Accountant
   Office of Beverages, Apparel, and
   Health Care Services